

December 30, 2010

Jerome L. Posey
Chief Financial Officer and Treasurer
Viper Powersports Inc.
10895 Excelsior Blvd., Suite 203
Hopkins, MN 55343

> **Re: Viper Powersports Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 22, 2010**
> **Form 10-Q/A for Fiscal Quarter Ended March 31, 2010**
> **Filed November 22, 2010**
> **Form 10-Q/A for Fiscal Quarter Ended June 30, 2010**
> **Filed November 22, 2010**
> **File No. 001-51632**

Dear Mr. Posey:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, amending your filing(s) as appropriate, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Risk Factors, page 16

1. We note that the independent registered public accounting firm included a going concern qualification in its audit report dated April 15, 2010. In future filings, to the extent your auditor has included a going concern qualification, please add a risk factor in this regard.

<u>Our ability to generate future revenues will depend upon a number of factors, page 17</u>

2. It appears from disclosure that your results of operations would be susceptible to downturns in the economy. In future filings, please expand your discussion of the risks to you because of general economic conditions in a separate risk factor.

<u>Management's Discussion and Analysis</u>
<u>Forward-Looking Statements, page 11</u>

3. In future filings, please revise the introductory paragraph to remove the implication that the Private Securities Litigation Reform Act of 1995 safe-harbor is available to you. We note that forward-looking statements made by penny stock issuers are excluded from the safe harbor. Refer to Section 27A(b)(1)(C) of the Securities Act of 1933 and Section 21E(b)(1)(C) of the Securities Exchange Act of 1934.

<u>Results of Operations for the Fiscal Year Ended December 31, 2009 Compared to the Fiscal Year Ended December 31, 2008</u>
<u>Revenues, page 11</u>

4. Based on information in your filings for 2009, it appears you had negative revenue in the fourth quarter of fiscal 2009. Please explain to us and disclose the reason for such. If it is due to sales returns, tell us and disclose in the notes to the financial statements your accounting for sales returns, and disclose in MD&A the impact that such have had on your revenues in each period reported.

5. So that readers may understand changes in your sales and costs, please revise to disclose the number and average sales price of vehicles sold in each period and quantify the amount of non-vehicle sales by sub-category (e.g., parts, accessories, clothing).

<u>Executive Compensation</u>
<u>Summary Compensation Table, page 23</u>

6. In future filings, please disclose the dollar amount of stock awards in the appropriate column, calculated as the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Refer to Item 402(n)(2)(v) of Regulation S-K.

<u>Signatures, page 27</u>

7. In future filings, please include in the second signature block the signatures of your principal executive officer, principal financial officer, and principal accounting officer or controller in their individual capacities.

Financial Statements, page F-1

8. It appears you commenced your planned principal operations in the second quarter of fiscal 2009. In this regard, please explain to us why it is appropriate to continue to characterize the company as "a development stage company."

Notes to consolidated financial statements;
Note 1. Nature of Business and Summary of Significant Accounting Policies
Dealer Floor Plan Financing, page F-11

9. We note you offer dealer floor plan financing. Please disclose the significant terms and conditions of such financing and associated receivables, in particular, the length of the lending term, repayment terms and associated finance charges and interest rates to borrowers, cash flow (that is, is the loan made directly by you to dealers with the debt service paid to you or is the loan made by a third party lender with debt service paid to the lender and proceeds of the loan in the amount of the sale paid to you), and the handling of repossessed merchandise (for example, requirements for the company to purchase merchandise repossessed by the lender).

10. You disclose on page 15 that you have established a reserve allowance for the estimated liability related to any repossession in connection with dealer floor financing. Please clarify the liability referred to and disclose the amount of the reserve for repossessions and the related accounting policy.

Note 2. Equity Financing Agreements, page F-12

11. Please reconcile the dollar and share amounts for common stock sold in 2008 and 2009 in the first two paragraphs here to the respective amounts presented in the "common stock for cash" line in the statements of stockholders' equity (deficit). Additionally, the sum of the dollar amounts for the number of shares sold at the per share amounts indicated in the first paragraph for 2008 do not total to the $1,881,500 shown in the paragraph. Please reconcile this as well.

Note 6. Common Stock Options and Warrants, page
Warrants, page F-16

12. The number of warrants under this heading total to 326,667, which does not agree to the balance of the warrants at December 31, 2009 of 483,167 presented in the table on the following page. Please reconcile.

13. The table on page F-17 indicates the number of warrants exercisable is less than the number of warrants outstanding. However, disclosure on page F-11under "stock options and stock based compensation" states that warrants issued are fully vested, non-forfeitable and fully paid or exercisable at the date of grant. Please reconcile.

Exhibits 31.1 and 31.2
Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act

14. The Commission's Release No. 33-8760 "Internal Control Over Financial Reporting in Exchange Act Periodic Reports of Non-Accelerated Filers and Newly Public Companies" issued on December 15, 2006 specified that non-accelerated filers are required to provide the portion of the introductory language in paragraph 4 as well as language in paragraph 4(b) of the certification required by Exchange Act Rules 13a-14(a) and 15d-14(a) (the Section 302 certifications) that refers to the certifying officers' responsibility for designing, establishing and maintaining internal control over financial reporting for the company in the first annual report required to contain management's internal control report and in all periodic reports filed thereafter. We note that your certifications in this filing and your other periodic filings do not conform to these requirements. Please advise.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Consolidated Balance Sheets, page 3

15. We note that all of your accounts receivables are classified as current assets, and have been since the second quarter of fiscal 2009. From information contained in your filings since the second quarter of fiscal 2009, it appears that receivables through the third quarter of fiscal 2009 may still be outstanding at September 30, 2010. Please explain to us the basis for classifying all of your accounts receivables as current assets when initially recorded. Disclose the terms and conditions associated with your accounts receivables, for example, length of term and payment terms. If there is uncertainty in the collection of such receivables, tell us and disclose the allowance for doubtful accounts that has been established, or, if appropriate, why revenue recognition was appropriate for the sales associated with accounts receivables that are over one year old.

Management's Discussion and Analysis
Results of Operations, page 12

16. Please provide a comparative analysis of your gross profit. Your analysis should discuss the reason for variances between comparative periods not only in terms of dollar amounts but also as a percent of revenue (gross profit percentage margin). This analysis should include a discussion of the factors affecting your revenues and cost of revenues that had a significant influence on your gross profit on both a dollar and percentage of revenue basis. Providing a comparative analysis of your cost of revenues and the significant components therein will also complement the analysis of gross profit.

17. Since your gross profit has varied considerably from period to period in terms of both dollar amount and as a percent of revenue, providing a general discussion of its variable nature and reasons why it varies considerably from period to period will help investors better understand your operations and results.

Form 10-Q/A for Fiscal Quarters Ended March 31, 2010 and June 30, 2010

Item 3. Controls and Procedures
Evaluation of disclosure controls and procedures

18. Given the restated financial statements and related information contained in these filings, please explain to us and disclose management's basis for concluding disclosure controls and procedures were effective in regard to each of these amended filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at 202-551-3217 or John Stickel at 202-551-3324 concerning other matters. You may also contact me at 202-551-3380 with any questions.

Sincerely,

Lyn Shenk
Branch Chief